July 24, 2012

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Dear Sir/Madam:

On behalf of Northern Lights Variable Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 65 to the Trust’s Registration Statement under the Securities Act of 1933.  The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.  The purpose of this filing is to add two new funds to the Trust: Innealta Capital Country Rotation Portfolio and Innealta Capital Sector Rotation Portfolio.  These funds are substantially identical to funds of the same name under Northern Lights Fund Trust II (811-22549).

If you have any questions, please contact JoAnn Strasser at (614) 369-3265.

Very truly yours,

Thompson Hine LLP